March 9, 2020

Rahul Ballal
Chief Executive Officer
IMARA Inc.
116 Huntington Avenue, 6th Floor
Boston, MA 02116

       Re: IMARA Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed March 3, 2020
           File No. 333-236465

Dear Dr. Ballal:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 16, 2019 letter.

Amendment No. 1 to Form S-1 filed March 3, 2020

Notes to Consolidated Financial Statements
16. Subsequent Events, page F-28

1. Please disclose the date through which subsequent events have been evaluated in accordance with ASC 855-10-50-1.
 Rahul Ballal
FirstName LastNameRahul Ballal
IMARA Inc.
Comapany NameIMARA Inc.
March 9, 2020
Page 2
March 9, 2020 Page 2
FirstName LastName
       You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume,
Accounting
Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Justin
Dobbie, Legal Branch Chief, at (202) 551-3469 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Cynthia T. Mazareas, Esq.